UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No  x
             ----      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)

                                   ASUR logo

       In Mexico                                      In the United States
                                                        Breakstone & Ruth
          ASUR                                           Susan Borinelli
   Lic. Adolfo Castro                                    Vanessa Marquez
  + 52 (55) 5284-0408                                   (646) 536-7018/15
  acastro@asur.com.mx                             sborinelli@breakstoneruth.com
                                                   vmarquez@breakstoneruth.com


               ASUR 3Q03 PASSENGER TRAFFIC INCREASES YOY BY 10.46%

3Q03 Highlights(1):

    o    EBITDA increased by 16.73% to Ps.217.05 million.

    o    Total passenger traffic up by 10.46%.

    o Total revenues up by 12.24%, principally due to a 10.16% growth in aeronautical revenues.

    o Commercial revenues per passenger increased by 24.24% to Ps.17.38 per passenger.

    o    Operating profit improved by 29.26%.

    o    EBITDA margin increased to 58.67% from 56.42% for 3Q02.


Mexico D.F., October 22, 2003 Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three and nine-month periods ended September 30, 2003.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of September 30, 2003, and represent comparisons between the three-month period ended September 30, 2003, and the equivalent three-month period ended September 30, 2002. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1= Ps. 11.0133.


------------------
(1) Unless otherwise stated, all comparisons are between the three-month period ended September 30, 2003, and the equivalent three-month period ended September 30, 2002.

Passenger Traffic
--------------------------------------------------------------------------------

For the third quarter of 2003, year-over-year total passenger traffic increased by 10.45%; domestic passenger traffic increased by 7.56%; and international passenger traffic increased by 12.98%.

The 7.56% increase in domestic passenger traffic reflects a 9.65% growth in passenger traffic at Cancun airport. This resulted from increased flights by certain airlines as well as traffic related to the Fifth World Trade Organization Ministerial Conference held in Cancun in September 2003. Growth in domestic passenger traffic also reflects a 14.56% increase at the Villahermosa airport, as a result of additional flights, and a 15.69% increase at the Cozumel airport, as a result of new flights to Mexico City.

The 12.98% growth in international passenger traffic was mainly due a 13.72% increase in passenger traffic at Cancun airport. This was the result of increased flights by certain airlines, as well as the above-mentioned World Trade Organization Conference. Additionally, passenger traffic at the Villahermosa airport increased due to a new route to Houston introduced in January 2003. Passenger traffic at Oaxaca and Huatulco increased due to additional flights to San Antonio and at Tapachula, as a result of flights to Ecuador.

Total domestic and international passenger traffic for the nine-month period ended September 30, 2003 increased year-over-year by 9.61%, 9.64% and 9.58%, respectively.


Table I: Domestic Passengers (in thousands)

-------------------------------------------------------------------------------------------------------
       Airport              3Q02         3Q03        % Change      9 Months      9 Months     % Change
                                                                     2002          2003
-------------------------------------------------------------------------------------------------------
Cancun                      615.7        675.1          9.65        1,453.0       1,669.3       14.20
-------------------------------------------------------------------------------------------------------
Cozumel                      27.4         31.7         15.69           74.7          73.1       (2.14)
-------------------------------------------------------------------------------------------------------
Huatulco                     67.4         69.2          2.67          188.1         177.2       (5.79)
-------------------------------------------------------------------------------------------------------
Merida                      198.9        204.3          2.71          561.0         590.4        5.24
-------------------------------------------------------------------------------------------------------
Minatitlan                   30.8         32.3          4.87           90.4          94.9        4.98
-------------------------------------------------------------------------------------------------------
Oaxaca                      103.0        107.3          4.17          293.5         310.4        5.76
-------------------------------------------------------------------------------------------------------
Tapachula                    44.0         45.1          2.50          128.6         134.5        4.59
-------------------------------------------------------------------------------------------------------
Veracruz                    112.9        117.3          3.90          315.2         342.2        8.57
-------------------------------------------------------------------------------------------------------
Villahermosa                123.6        141.6         14.56          354.2         410.5       15.89
-------------------------------------------------------------------------------------------------------
                TOTAL     1,323.8      1,423.9          7.56        3,458.8       3,792.4        9.64
-------------------------------------------------------------------------------------------------------
Note:    Passenger figures exclude transit and general aviation passengers.

Table II:         International Passengers (in thousands)

-------------------------------------------------------------------------------------------------------
       Airport              3Q02         3Q03        % Change      9 Months      9 Months     % Change
                                                                     2002          2003
-------------------------------------------------------------------------------------------------------
Cancun                    1,367.3      1,554.9         13.72        4,589.5       5,058.3       10.21
-------------------------------------------------------------------------------------------------------
Cozumel                      92.5         94.9          2.59          295.2         302.2        2.37
-------------------------------------------------------------------------------------------------------
Huatulco                      1.6          1.9         18.75           21.9          23.4        6.85
-------------------------------------------------------------------------------------------------------
Merida                       28.2         29.5          4.61           76.6          70.7       (7.70)
-------------------------------------------------------------------------------------------------------
Minatitlan                    0.8          0.8             -            1.9           1.9           -
-------------------------------------------------------------------------------------------------------
Oaxaca                        6.7          8.0         19.40           18.5          22.0       18.92
-------------------------------------------------------------------------------------------------------
Tapachula                     0.5          0.6         20.00            2.4           1.6      (33.33)
-------------------------------------------------------------------------------------------------------
Veracruz                     15.4         14.8         (3.90)          40.2          40.8        1.49
-------------------------------------------------------------------------------------------------------
Villahermosa                  4.7          8.9         89.36           11.0          21.1       91.82
-------------------------------------------------------------------------------------------------------
               TOTAL      1,517.5      1,714.4         12.98        5,057.3       5,542.0        9.58
-------------------------------------------------------------------------------------------------------
Note:    Passenger figures exclude transit and general aviation passengers.


Table III:        Total Passengers (in thousands)

-------------------------------------------------------------------------------------------------------
       Airport              3Q02         3Q03        % Change      9 Months      9 Months     % Change
                                                                     2002          2003
-------------------------------------------------------------------------------------------------------
Cancun                    1,983.0      2,230.0         12.46        6,042.4       6,717.6       11.17
-------------------------------------------------------------------------------------------------------
Cozumel                     119.9        126.7          5.67          369.9         375.3        1.46
-------------------------------------------------------------------------------------------------------
Huatulco                     62.0         71.1          3.04          210.1         200.6       (4.52)
-------------------------------------------------------------------------------------------------------
Merida                      227.1        233.8          2.95          637.6         661.1        3.69
-------------------------------------------------------------------------------------------------------
Minatitlan                   31.5         33.1          5.08           92.3          96.8        4.88
-------------------------------------------------------------------------------------------------------
Oaxaca                      109.7        115.3          5.10          312.1         332.4        6.50
-------------------------------------------------------------------------------------------------------
Tapachula                    44.5         45.8          2.92          131.0         136.1        3.89
-------------------------------------------------------------------------------------------------------
Veracruz                    128.3        132.1          2.96          355.4         383.0        7.77
-------------------------------------------------------------------------------------------------------
Villahermosa                128.3        150.5         17.30          365.2         431.6       18.18
-------------------------------------------------------------------------------------------------------
               TOTAL      2,841.3      3,138.3         10.45        8,516.1       9,334.5        9.61
-------------------------------------------------------------------------------------------------------
Note:    Passenger figures exclude transit and general aviation passengers.


Consolidated Results for 3Q03
--------------------------------------------------------------------------------

Total revenues for 3Q03 reached Ps.369.9 million, representing a year-over-year increase of 12.24%. This was mainly due to:

o An increase of 10.16% in revenues from aeronautical services, principally as a result of the above-mentioned increase in passenger traffic; and,

o An increase of 20.82% in revenues from non-aeronautical services, principally as a result of the 24.24% year-over-year improvement in commercial revenues.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues improved year-over-year by 24.24%, mainly due to:

     o A 28.48% increase in duty-free revenues, primarily as a result of the increase in international passenger traffic.

     o An increase of 40.61% in food and beverage revenues, primarily the result of an improvement in the product availability and pricing, as well as the opening of restaurants and bars in the Cancun and Cozumel airports. At Cancun airport, Domino's Pizza and Tequileria opened in October 2002 and September 2003, respectively. At Cozumel airport, Colombian Cafe opened in July 2003. The above mentioned increase also resulted from the opening of new food and beverage stores at the Veracruz, Oaxaca, Tapachula and Villahermosa airports from April through July, 2003.

     o A 20.86% increase in retail revenues, principally due to increased passenger traffic and the opening of new stores. At the Cozumel airport, Articulos Selectos de Carlos & Charly's opened in June 2003, and Sunglass Island and Hard Rock Cafe opened in July, 2003. At Merida airport, Grupo Agroindustrial opened in February of 2003. At Huatulco, Irale opened in February 2003, at Oaxaca, Mezcal Beneva opened in June 2003, and at Veracruz, Amara opened in March 2003.

     o A 51.69% increase in advertising revenues, resulting from the dedication of additional space for advertising and the distribution of print advertising at the Cancun airport.

     o A 19.89% increase in revenue from banking and currency exchange, resulting from American Express becoming fully operational after the completion of the remodeling of Terminal 2. at the Cancun Airport.


On September 25, 2003 ASUR inaugurated the Jose Cuervo Tequileria restaurant located in the international gate of the satellite building at the International Airport of Cancun. The restaurant is operated by Controladora Mera, S.A. of C.V., one of the food and beverages concessionaires of the Cancun, Merida and Cozumel airports. This addition should make the overall experience of passengers traveling though the Cancun airports more comfortable and enjoyable.

In addition, ASUR also awarded the 20-year gas station and convenience store concession to operate in the International Airport of Cancun to Mexico-based PERC Group. PERC Group has over 23 years of experience in the operation of gas stations and currently operates 23 service stations located throughout Mexico.

Total operating costs and expenses for the third quarter increased year-over-year by 4.85%, mainly as a result of:

o A 3.83% rise in costs of services, mainly due to increases in maintenance costs for the quarter resulting from maintenance work not being completed in the scheduled time during the first half of the year.

o A 7.57% increase in administrative expenses as a result of an increase in wages granted to non-unionized employees during August 2003.

o A 16.86% increase in the cost of technical assistance, mainly as a result of the increase in EBITDA for the period (a basis for the calculation of the fee).

o A 12.24% increase in concession fees due to the year-over-year improvement in revenues during the quarter.

o A 2.21% increase in depreciation and amortization, mainly due to the capitalization of investments in fixed assets and improvements made to assets under the concession.

Operating margin for the quarter improved year-over-year to 34.87%, from 30.28%. This was mainly driven by the 12.24% increase in revenues, primarily by the 20.82% growth in non-aeronautical revenues, more than offsetting the 4.85% increase in costs and expenses.

Operating profit and EBITDA at the Merida airport declined by 47.47% and 12.89%, respectively during the quarter, mainly due to increases in maintenance costs.

Mexican companies are required to pay the greater of either income tax liability or asset tax liability (determined at a rate of 1.8% of the average fiscal value of virtually all of the company's assets (including, in ASUR's case, the concessions), less the average fiscal value of certain liabilities (essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries)). ASUR made asset tax payments of Ps. 41.1 million for the third quarter. Of these payments, Ps. 9.5 million were recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.31.6 million in future income tax payments.

ASUR has reclassified a portion of taxes paid in previous years, reflecting a higher certainty of recovering these taxes in the future.

Net income for the quarter increased year-over-year by 39.86% to Ps.73.09 million. This was principally due to:

o    The above-mentioned increase in revenues for the period.

o The decline in ASUR's provision for deferred taxes resulting from the decrease in the corporate tax rate to 32% from 35%, in line with Generally Accepted Accounting Principles in Mexico and the amendment to the Mexican Income Tax Law effective January 1, 2002.

o The decline in the asset tax provision, which in line with the results for the airports of Cozumel, Merida, Oaxaca, Veracruz and Villahermosa, was adjusted to reflect the amount that exceeded the deferred taxes provision recorded for the corresponding period. This adjustment was made in accordance with Bulletin D-4 of the Generally Accepted Accounting Principles in Mexico.

Earnings per share for the quarter increased by 39.86% to Ps. 0.2436, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.2212, from earnings per common share of Ps. 0.1742, or EPADS of US$0.1582 for the same period last year.


Table IV:         Summary of Consolidated Results for 3Q03

   --------------------------------------------------------------------------
                                          3Q02           3Q03            %
                                                                      Change
   --------------------------------------------------------------------------
   Total Revenues                        329,608        369,962        12.24
   --------------------------------------------------------------------------
   Aeronautical Services                 265,120        292,050        10.16
   --------------------------------------------------------------------------
   Non-Aeronautical Services              64,488         77,912        20.82
   --------------------------------------------------------------------------
              Commercial Revenues         45,148         56,092        24.24
   --------------------------------------------------------------------------
   Operating Profit                       99,809        129,012        29.26
   --------------------------------------------------------------------------
   Operating Margin %                     30.28%         34.87%        15.16
   --------------------------------------------------------------------------
   EVITAD                                185,952        217,055        16.73
   --------------------------------------------------------------------------
   EBITDA MARGIN %                        56.42%         58.67%         3.99
   --------------------------------------------------------------------------
   Net Income                             52,258         73,090        39.86
   --------------------------------------------------------------------------
   Earnings per Share                     0.1742         0.2436        39.86
   --------------------------------------------------------------------------
   Earnings per ADS in USD.               0.1582         0.2212        39.86
   --------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2003. U.S. dollar figures are calculated at the exchange rate of US$1=Ps. 11.0133.

Table V:          Commercial Revenues for 3Q03

   --------------------------------------------------------------------------
                                          3Q02           3Q03            %
                                                                      Change
   --------------------------------------------------------------------------
   Total Passengers
   --------------------------------------------------------------------------
   Commercial Revenues                    45,148         56,092        24.24
   --------------------------------------------------------------------------
   Passengers ('000)                       2,926          3,227        10.28
   --------------------------------------------------------------------------
   Commercial Revenues per
   Passenger, in Pesos                     15.43          17.38        12.66
   --------------------------------------------------------------------------

Note: For purposes of this table, 85.2 thousand and 88.9 thousand transit and general aviation passengers are included for 3Q02 and 3Q03, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of September 30, 2003.


Table VI:         Operating Costs and Expenses for 3Q03

   --------------------------------------------------------------------------
                                          3Q02           3Q03            %
                                                                      Change
   --------------------------------------------------------------------------
   Cost of Services                       89,215         92,634         3.83
   --------------------------------------------------------------------------
   Administrative                         27,844         29,953         7.57
   --------------------------------------------------------------------------
   Technical Assistance                   10,115         11,820        16.86
   --------------------------------------------------------------------------
   Concession Rights                      16,481         18,499        12.24
   --------------------------------------------------------------------------
   Depreciation and Amortization          86,143         88,043         2.21
   --------------------------------------------------------------------------
                               TOTAL     229,799        240,950         4.85
   --------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2003.


Consolidated Results for the Nine-Month Period
--------------------------------------------------------------------------------

Total revenues for the nine-month period were Ps.1,102.1 million, reflecting a year-over-year increase of 12.43%. This was mainly due to:

      o An increase of 10.04% in revenues from aeronautical services, resulting from the increase in international passengers during the period; and,

      o An increase of 22.66% in revenues from non-aeronautical services, principally as a result of the 30.70% year-over-year improvement in commercial revenues.

While the June 2001 suspension of the rate adjustment payment to ASUR by the Mexican airlines Aeromexico, Mexicana de Aviacion, Aerolitoral, Aeromar and Aerovias Caribe has still to be resolved, all parties involved have maintained conversations aimed at achieving a mutually beneficial agreement. To date, the incremental sum that the five airlines have not paid is Ps.13.4 million.

The same airlines informed ASUR in May of 2002 of their desire to extend their payment deadline for passenger charges to 115 days, from the current term of 60 days. As a result, starting in June 1, 2002 the five airlines did not make payments to ASUR that should have been made according to the original 60-day payment schedule. As of September 30, 2003 Ps.97.1 million was overdue from these airlines, as calculated based on the original 60-day term.

Commercial revenues for the nine-month period increased year-over-year by 30.70%, mainly due to the improvement in customer service and commercial offering as follows:

      o A 16.42% rise in duty-free revenues, principally due to the increase in international passengers.

      o A 42.93% increase in food and beverage revenues due to the increase in passenger traffic and the opening of restaurants and bars in the Cancun, Cozumel, Veracruz, Oaxaca, Tapachula and Villahermosa airports during the nine-month period.

      o A 42.27% increase in retail revenues, reflecting the growth in passenger traffic as well as the opening of new convenience stores at the Huatulco, Tapachula, Villahermosa and Veracruz airports.

      o  A 64.16% increase in banking and currency exchange revenues.

      o  A 96.01% increase in advertising revenues.

Table VII:        Summary of Consolidated Results for the Nine-Month Period

   ----------------------------------------------------------------------------
                                          9               9           % Change
                                      Months 02       Months 03
   ----------------------------------------------------------------------------
   Total revenues                       980,273       1,102,108         12.43
   ----------------------------------------------------------------------------
   Aeronautical Services                794,842         874,654         10.04
   ----------------------------------------------------------------------------
   Non-aeronautical Services            185,431         227,454         22.66
   ----------------------------------------------------------------------------
              Commercial Revenues       125,981         164,651         30.70
   ----------------------------------------------------------------------------
   Operating Profit                     309,725         402,373         29.91
   ----------------------------------------------------------------------------
   Operating Margin %                    31.60%          36.51%         15.55
   ----------------------------------------------------------------------------
   EVITAD                               568,155         666,503         17.31
   ----------------------------------------------------------------------------
   EBITDA Margin                         57.96%          60.48%          4.34
   ----------------------------------------------------------------------------
   Net Income                           168,421         235,942         40.09
   ----------------------------------------------------------------------------
   Earnings per Share                    0.5614          0.7865         40.09
   ----------------------------------------------------------------------------
   Earnings per ADS in USD.              0.5097          0.7141         40.09
   ----------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2003. U.S. dollar figures are calculated at the exchange rate of US$1=Ps. 11.0133.


Table VIII:       Commercial Revenues for the Nine-Month Period

   ----------------------------------------------------------------------------
                                          9               9           % Change
                                      Months 02       Months 03
   ----------------------------------------------------------------------------
   Total Passengers
   ----------------------------------------------------------------------------
   Commercial Revenues                  125,981         164,651         30.70
   ----------------------------------------------------------------------------
   Passengers  (in thousand)              8,780           9,591          9.24
   ----------------------------------------------------------------------------
   Commercial Revenues per
   Passenger, in Pesos                    14.35           17.17         19.65
   ----------------------------------------------------------------------------

Note: For purposes of this table, 264.4 thousand and 256.9 thousand transit and general aviation passengers were included in the figures for the nine-month period of 2002 and 2003, respectively. Figures are shown in thousands of constant Mexican pesos as of September 30, 2003.


Table IX:         Operating Costs and Expenses for the Nine-Month Period

   ----------------------------------------------------------------------------
                                          9               9           % Change
                                      Months 02       Months 03
   ----------------------------------------------------------------------------
   Cost of Services                     253,950         261,983          3.16
   ----------------------------------------------------------------------------
   Administrative                        78,777          83,047          5.42
   ----------------------------------------------------------------------------
   Technical Assistance                  30,396          35,480         16.73
   ----------------------------------------------------------------------------
   Concession Right                      48,995          55,095         12.45
   ----------------------------------------------------------------------------
   Depreciation and Amortization        258,430         264,130          2.21
   ----------------------------------------------------------------------------
                               TOTAL    670,549         699,735          4.35
   ----------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2003.


Operating costs and expenses for the nine-month period increased year-over-year by 4.35%.

The cost of services for the nine months rose by 3.16% from the same period last year, due to increases in the costs of energy and maintenance.

Administrative expenses increased by 5.42%, mainly as a result of a wage increase granted to non-unionized employees during the third quarter of 2003.

Technical assistance costs increased by 16.73%, due to the corresponding increase in EBITDA during the period.

The 12.45% increase in concession fees was due to the year-to-date increase in overall revenues.

Depreciation and amortization for the period rose by 2.21%, mainly due to the above-mentioned capitalization of investments in fixed assets and improvements made to concession assets.

Operating margin for the nine-month period increased to 36.51% from 31.60% for the equivalent period last year, primarily due to the increase in revenue and cost controls.

Net income for the nine-month period increased year-over-year by 40.09% to Ps.235.94 million. Earnings per common share for the period were Ps.0.7865, or EPADS of US$0.7140, compared with earnings per common share of Ps.0.5614, or EPADS of US$0.5097 for the same period last year.


Tariff Regulation
--------------------------------------------------------------------------------

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR's activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR's regulated revenues for the nine-month period were Ps.919.3 million, resulting in a year-to-date average tariff per traffic unit of Ps.95.08. The

Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

We are currently in the process of the maximum tariff review for the period of 2004 - 2008.


Balance Sheet
--------------------------------------------------------------------------------

On September 30, 2003, Airport Facility Usage Rights and Airport Concessions represented 87.84% of the Company's total assets, with current assets representing 8.78% and other assets representing 3.47%.

On September 30, 2003, cash and marketable securities were Ps.702.79. On the same date, shareholders' equity represented 94.90% and total liabilities represented 5.10% of ASUR's total assets. Total deferred liabilities represented 75.17% of the Company's total liabilities.

Capex
--------------------------------------------------------------------------------

During the quarter ASUR made investments of Ps.68.9 million as part of the Company's ongoing plan to modernize the airports of the group. Management estimates that an additional Ps.152 million will be invested during the remainder of this year.

Labor Relations
--------------------------------------------------------------------------------

During the month of October, ASUR reached a mutually satisfactory agreement on the revision of wages with the Mexican National Union of Airport Workers.


About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

                          # # # TABLES TO FOLLOW # # #


Operating Results per Airport

-------------------------------------------------------------------------------------------------------
                              3Q02         3Q03           %         9 Months      9 Months        %
                                                       Change         2002          2003        Change
-------------------------------------------------------------------------------------------------------
Cancun
-------------------------------------------------------------------------------------------------------
Aeronautical Revenues        192,318      216,294        12.47       583,352       654,388       12.18
-------------------------------------------------------------------------------------------------------
Non-aeronautical              44,007       55,413        25.92       130,266       162,042       24.39
Revenues
-------------------------------------------------------------------------------------------------------
Operating Profit             102,873      127,314        23.76       319,810       398,950       24.75
-------------------------------------------------------------------------------------------------------
EBITDA                       156,379      182,640        16.79       480,329       564,931       17.61
-------------------------------------------------------------------------------------------------------
Cozumel
-------------------------------------------------------------------------------------------------------
Aeronautical Revenues         10,319       10,842         5.07        31,672        32,408        2.32
-------------------------------------------------------------------------------------------------------
Non-aeronautical               3,376        3,846        13.92         9,959        11,009       10.54
Revenues
-------------------------------------------------------------------------------------------------------
Operating Profit              (1,651)         184       111.15         1,042         1,570       50.71
-------------------------------------------------------------------------------------------------------
EBITDA                         2,737        4,588        67.61        14,206        14,783        4.06
-------------------------------------------------------------------------------------------------------
Merida
-------------------------------------------------------------------------------------------------------
Aeronautical Revenues         19,184       19,172        (0.06)       54,671        54,799        0.23
-------------------------------------------------------------------------------------------------------
Non-aeronautical               6,244        6,851         9.72        17,893        19,972       11.62
Revenues
-------------------------------------------------------------------------------------------------------
Operating Profit               3,943        2,072       (47.47)        7,587         7,795        2.75
-------------------------------------------------------------------------------------------------------
EBITDA                        10,825        9,430       (12.89)       28,232        29,869        5.80
-------------------------------------------------------------------------------------------------------
Others
-------------------------------------------------------------------------------------------------------
Aeronautical Revenues         43,298       45,742         5.64       125,147       133,059        6.32
-------------------------------------------------------------------------------------------------------
Non-aeronautical              10,861       11,802         8.67        27,313        34,432       26.07
Revenues
-------------------------------------------------------------------------------------------------------
Operating Profit              (5,357)        (557)       89.59       (18,714)       (9,942)      68.25
-------------------------------------------------------------------------------------------------------
EBITDA                        16,010       20,397        27.40        45,387        56,921       25.41
-------------------------------------------------------------------------------------------------------
TOTAL
-------------------------------------------------------------------------------------------------------
Aeronautical Revenues        265,120      292,050        10.16       794,842       874,654       10.04
-------------------------------------------------------------------------------------------------------
Non-aeronautical              64,488       77,912        20.82       185,431       227,454       22.66
Revenues
-------------------------------------------------------------------------------------------------------
Operating Profit              99,809      129,012        29.26       309,725       402,373       29.91
-------------------------------------------------------------------------------------------------------
EBITDA                       185,952      217,055        16.73       568,155       666,503       17.31
-------------------------------------------------------------------------------------------------------

Note:    All figures are in thousands of constant Mexican pesos as of September
         30, 2003.

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  ASUR logo

                                           GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
                                  CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30TH, 2003 AND 2002
                                Thousands of Mexican pesos in purchasing power as of September 2003

  ---------------------------------------------------------------------------------------------------------------------------------
               ITEM                                       September 2002       September 2003          VARIATION            %
  ---------------------------------------------------------------------------------------------------------------------------------
            ASSETS
      Current Assets
        Cash and cash equivalents                                456,695              702,787            246,092            53.9
        Trade receivables, net                                   188,248              163,986            (24,262)          (12.9)
        Recoverable taxes and other current assets                75,433              151,924             76,491           101.4
                                                          --------------       --------------        ------------        ---------
      Total Current Assets                                       720,376            1,018,697            298,321            41.4

      Fixed Assets
        Machinery, furniture and equipment, net                   63,144               77,585             14,442            22.9
        Rights to use airport facilities, net                  2,170,008            2,094,379            (75,629)           (3.5)
        Improvements to use airport facilities, net              363,034              592,721            229,687            63.3
        Construction in process                                  338,829              271,422            (67,407)          (19.9)
        Others                                                    26,732               39,478             12,746            47.7
                                                          --------------       --------------        ------------        ---------
      Total Fixed Assets                                       2,961,747            3,075,585            113,838             3.8

      Deferred Assets
        Airports concessions, net                              7,834,266            7,617,745           (216,520)           (2.8)
        Deferred income taxes                                          -                    -                  -             0.0
        Other                                                     25,032               19,342             (5,690)          (22.7)
                                                          --------------       --------------        ------------        ---------
      Total Deferred Assets                                    7,859,297            7,637,087           (222,210)           (2.8)

        TOTAL ASSETS                                          11,541,420           11,731,368            189,948             1.6
                                                          ==============       ==============        ============        =========

           LIABILITIES AND STOCKHOLDER'S EQUITY
      Current Liabilities
        Trade accounts payable                                     1,759                4,669              2,910           165.4
        Notes payable                                               (375)                   -                375          (100.0)
        Accrued expenses and others payables                     124,508              130,720              6,212             5.0
                                                          --------------       --------------        ------------        ---------
      Total Current Liabilities                                  125,893              135,390              9,497             7.5

      Long term liabilities
        Other                                                      3,282               13,051              9,769           297.6
        Deferred income taxes                                    406,659              410,836              4,177             1.0
        Deferred employees profit sharing                         37,545               37,496                (49)           (0.1)
        Labor Obligations                                            725                  611               (114)          (15.7)
                                                          --------------       --------------        ------------        ---------
      Total long term liabilities                                448,210              461,994             13,784             3.1

        TOTAL LIABILITIES                                        574,103              597,383             23,280             4.1

      STOCKHOLDER'S EQUITY
        Capital stock                                         10,735,862           10,735,861                 (0)           (0.0)
        Legal Reserve                                             39,590               50,863             11,273            28.5
        Share repurchase reserve                                       -                    -                  -             0.0
        Net Income for the period                                168,421              235,942             67,522            40.1
        Retained earnings                                         23,445              111,318             87,873           374.8
                                                          --------------       --------------        ------------        ---------
        TOTAL STOCKHOLDER'S  EQUITY                           10,967,317           11,133,985            166,668             1.5

      TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY              11,541,420           11,731,368            189,948             1.6
                                                          ==============       ==============        ============        =========

  ---------------------------------------------------------------------------------------------------------------------------------

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  ASUR logo

                                        GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
                     CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1ST, TO SEPTEMBER 30TH, 2003 AND 2002
                             Thousands of Mexican pesos in purchasing power as of September 2003

     -----------------------------------------------------------------------------------------------------------------------
         ITEM                                    CUMULATIVE     CUMULATIVE     VARIATION    QUARTER     QUARTER   VARIATION
                                                    2002           2003            %         2002        2003         %
     -----------------------------------------------------------------------------------------------------------------------
      Revenues
          Aeronautical Services                    794,842        874,654        10.04     265,120     292,050      10.16

          Non-Aeronautical Services                185,431        227,454        22.66      64,488      77,912      20.82

                                               ------------  -------------  -----------  ----------  ---------- ----------
      Total Revenues                               980,273      1,102,108        12.43     329,608     369,962      12.24

      Operating Expenses

          Cost of services                         253,950        261,983         3.16      89,215      92,634       3.83
          General and administrative expenses       78,777         83,047         5.42      27,844      29,953       7.57
          Technical Assistance                      30,396         35,480        16.73      10,115      11,820      16.86
          Concession fee                            48,995         55,095        12.45      16,481      18,499      12.24
          Depreciation and Amortization            258,430        264,130         2.21      86,143      88,043       2.21
                                               ------------  -------------  -----------  ----------  ---------- ----------
      Total Operating Expenses                     670,549        699,735         4.35     229,799     240,950       4.85

      Operating Income                             309,725        402,373        29.91      99,809     129,012      29.26

      Comprehensive Financing cost                  32,463         24,459       (24.66)      5,248       6,800      29.57
                                               ------------  -------------  -----------  ----------  ---------- ----------

      Extraordinary expenses
          Rescue Clause                               (667)        17,601    (2,739.65)      2,152       4,797     122.89
          Loss due to act of  God                        -          1,111            -           -       1,111          -

      Income Before Income Taxes                   342,854        408,121        19.04     102,904     129,904      26.24

          Provision for Income Taxes                49,996         33,728       (32.54)     16,474       9,122     (44.62)
          Deferred income taxes                    124,437        138,451        11.26      34,172      47,692      39.56
          Deferred employees profit sharing              -              -            -           -           -          -
                                               ------------  -------------  -----------  ----------  ---------- ----------

          Net Income for the Year                  168,421        235,942        40.09      52,258      73,090      39.86
                                               ============  =============  ===========  ==========  ========== ==========

      Earnings per share                            0.5614         0.7865        40.09      0.1742      0.2436      39.86
      Earnings per ADS in US$                       0.5097         0.7141        40.09      0.1582      0.2212      39.86
      Exchange rate per US$ 11.0133

      Commercial Revenues                          125,981        164,651        30.70      45,148      56,092      24.24

  --------------------------------------------------------------------------------------------------------------------------

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 ASUR logo

                                            GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
                 CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FROM JANUARY 1 ST, TO SEPTEMBER 30 TH, 2003
                                 Thousands of Mexican pesos in purchasing power as of September 2003

 -----------------------------------------------------------------------------------------------------------------------------------
                                                           CUMULATIVE    CUMULATIVE    VARIATION       3Q         3Q      VARIATION
                                                           ----------    ----------    ---------    --------   --------   ---------
   ITEM                                                       2002          2003           %          2002       2003         %
  -------------------------------------------------------  ----------    ----------    ---------    --------   --------   ---------
  Net Income for the Year                                     168,421       235,942        40.1      52,258      73,090       39.9

  Depreciation and Amortization                               258,430       264,130         2.2      86,143      88,043        2.2

                                                           ----------    ----------    --------    --------    --------    -------

  Resources provided by operations                            426,851       500,072        17.2     138,402     161,133       16.4
                                                           ----------    ----------    --------    --------    --------    -------

  Changes in operating assets and liabilities:

  Decrease (increase) in:
    Trade receivables                                         (48,361)        6,134      (112.7)    (21,338)     (1,268)     (94.1)
    Recoverable taxes and other current assets                (22,964)        2,313      (110.1)      6,508     (11,131)    (271.0)
    Other defferred assets                                    (11,841)          (86)      (99.3)     (1,864)     (2,067)      10.9

  Increase (decrease) in:
     Trade accounts payable                                       374         2,123       468.0       1,211       2,583      113.3
     Accrued expenses and others payables                      41,077       (48,146)     (217.2)     41,462      17,538      (57.7)
      Long term liabilities                                    41,594        41,919         0.8     (49,111)     12,296     (125.0)
                                                           ----------    ----------    --------    --------    --------    -------
  Resources provided by (used for) working capital               (121)        4,257    (3,620.2)    (23,133)     17,950     (177.6)


  Resources provided by (used for) operating activities       426,730       504,329        18.2     115,269     179,083       55.4



  Resources provided by (used for) financing activities:     (745,288)     (155,340)        0.0           0           0        0.0
                                                           ----------    ----------    --------    --------    --------    -------
     Notes payable                                                  -             -         0.0           0           -        0.0
    Others                                                   (745,288)     (155,340)      (79.2)          0           -        0.0



  Resources provided by (used for) investing activities:     (175,445)     (154,702)      (11.8)    (48,668)    (68,968)      41.7
                                                           ----------    ----------    --------    --------    --------    -------
     Investments in machinery, furniture and equipment,
        net                                                    (1,507)      (30,935)    1,952.9      (1,626)    (23,593)   1,351.3
     Investments in rights to use airport facilities           (4,364)       (2,445)      (44.0)     (3,691)       (164)     (95.6)
     Investments in construction in process                  (197,419)     (145,426)      (26.3)    (53,609)    (26,418)     (50.7)
     Investments in others                                     27,845        24,103       (13.4)     10,259     (18,793)    (283.2)

        Increase (Decrease) in cash and cash equivalents     (494,003)      194,286      (139.3)     66,601     110,116       65.3

  Cash and cash equivalents at beginning of the
       financial period                                       950,699       508,501       (46.5)    390,095     592,672       51.9

  Cash and cash equivalents at the end of the financial
       period                                                 456,695       702,788        53.9     456,696     702,787       53.9
                                                           ==========    ==========    ========    ========    ========    =======
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

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       -------------------------------
                                       Adolfo Castro Rivas
                                       Director of Finance

Date: October 22, 2003